UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENCOMPASS ENERGY SERVICES, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
64881L103
(CUSIP Number)
James W. Larimore, Esq. 20 North Broadway, Suite 1800 Oklahoma City, Oklahoma 73102 (405) 235-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box.  ☐

CUSIP No.  64881L103

1.	Names of Reporting Persons: Antranik Armoudian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	426,667
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	426,667
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 426,667
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 20.6%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 2 of 5 Pages

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value, of Encompass Energy Services, Inc., a Delaware corporation (the “Issuer”).  The Issuer has its principal executive office located at 914 N. Broadway Ave., Suite 220, P.O. Box 1218, Oklahoma City, OK 73101.

Item 2.	Identity and Background

(a)        This statement is filed by Antranik Armoudian.

(b)        The business address for Mr. Armoudian is P.O. Box 1218, Oklahoma City, OK 73101.

(c)        Mr. Armoudian serves as a director and chief executive officer, president, chief financial officer, secretary and treasurer of the Issuer.

(d)        During the last five years, Mr. Armoudian has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Armoudian has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order applicable to Mr. Armoudian enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Armoudian is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On January 17, 2013, Mr. Armoudian purchased 416,667 shares of common stock of the Issuer at a share price of $0.60 per share in a privately negotiated transaction.  Mr. Armoudian purchased these shares using personal funds in the amount of $250,000.20.

Item 4.	Purpose of Transaction

Mr. Armoudian acquired these shares of common stock for personal investment purposes.  As of the date of this Schedule 13D, Mr. Armoudian has no plans or proposals which relate to or would result in any of the following actions, other than any such plans or proposals that may be considered from time to time by Mr. Armoudian in his capacity as the chief executive officer, president, chief financial officer, secretary and treasurer of the Issuer or as a member of the Issuer’s board of directors:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Schedule 13D	Page 3 of 5 Pages

(c)        a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        any material change in the present capitalization or dividend policy of the Issuer;

(f)        any other material change in the Issuer’s business or corporate structure;

(g)        changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)        Mr. Armoudian beneficially owns 426,667 shares of common stock, or 20.6% of the outstanding common stock of the Issuer.  Mr. Armoudian’s beneficial ownership percentage is calculated based on 2,056,985 shares of common stock outstanding as of September 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012, plus 10,000 shares of common stock that would become outstanding in the event Mr. Armoudian exercised his vested stock option, totaling 2,066,985 shares of common stock outstanding.  Of the 426,667 shares of common stock beneficially owned by Mr. Armoudian, he owns 416,667 shares of common stock directly and has the right to acquire 10,000 shares of common stock pursuant to the vested portion of a stock option granted by the Issuer to Mr. Armoudian on June 30, 2011.

(b)        Mr. Armoudian has sole voting power and dispositive power with respect to all 426,667 shares of common stock beneficially owned by him.

(c)        On January 17, 2013, Mr. Armoudian purchased 416,667 shares of the Issuer’s common stock at a price of $0.60 per share, for a total purchase price of $250,000.20, in a privately negotiated transaction with Deylau, LLC.

Schedule 13D	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 25, 2013	/s/ Antranik Armoudian
Antranik Armoudian

Schedule 13D	Page 5 of 5 Pages